Filed Pursuant to Rule 433
Registration Statement No. 333-221344
Relating to
Preliminary Prospectus Supplement dated June 22, 2020
(the “preliminary prospectus supplement”)
FINAL TERM SHEET
Dated June 23, 2020
ARCH CAPITAL GROUP LTD.
$1,000,000,000 3.635% Senior Notes due 2050
Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the preliminary prospectus supplement.

Issuer:	Arch Capital Group Ltd.
Security:	3.635% Senior Notes due 2050 (the “Notes”)
Security Type:	SEC Registered
Anticipated Ratings (Moody’s / S&P / Fitch):*	Baa1 / A- /BBB+
Principal Amount:	$1,000,000,000
Issue Price:	100.000%
Underwriting Discount:	0.875%
Trade Date:	June 23, 2020
Settlement Date:**	June 30, 2020 (T+5)
Maturity:
June 30, 2050 (the “Scheduled Maturity Date”); provided, that on such date, the applicable Conditions to Redemption (as defined below) are satisfied. If the Conditions to Redemption are not satisfied on such date, the notes will mature on the applicable Final Maturity Date (as defined below).

Coupon:	3.635%
Interest Payment Dates:	Semi-annually on June 30 and December 30 of each year, commencing on December 30, 2020
Day Count Convention:	30 / 360
Treasury Benchmark:	2.00% due February 15, 2050
Treasury Benchmark Price; Yield:	112-10; 1.485%
Spread to Treasury Benchmark:	+ 215 basis points
Yield to Maturity:	3.635%

Optional Redemption:
Provided that the applicable Conditions to Redemption have been satisfied and will continue to be satisfied if the optional redemption payments were made on the Notes, the Issuer may redeem, at its option:
•    all or any portion of the Notes prior to December 30, 2049, other than in the case of a redemption following the occurrence of a Tax Event (as defined in the preliminary prospectus supplement), at a “make-whole” redemption price (as calculated in the preliminary prospectus supplement, discounted at Treasury Rate plus 35 basis points) for the Notes to be redeemed, plus accrued and unpaid interest to, but not including, the date of redemption;
•    all or any portion of the Notes on or after December 30, 2049, other than in the case of a redemption following the occurrence of a Tax Event, at a redemption price for the Notes to be redeemed equal to 100% of the principal amount of such Notes, plus accrued and unpaid interest to, but not including, the date of redemption; and
•    all of the Notes upon the occurrence of a Tax Event at any time during the life of the Notes, at a redemption price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest to, but not including, the date of redemption.
See “Description of Notes—Optional Redemption” and “Description of Notes—Redemption for Tax Purposes” in the preliminary prospectus supplement for more information.

Conditions to Redemption Provisions:
“Conditions to Redemption” are satisfied on any day with respect to a redemption of the Notes, if: (i) the Solvency Capital Requirement (as defined in the preliminary prospectus supplement) is complied with after the repayment or purchase of such Notes; and (ii) with regard to redemptions occurring prior to December 31, 2023, the BMA (as defined in the preliminary prospectus supplement) has given, and not withdrawn by such date, its prior consent to the redemption of the Notes and the payment of accrued and unpaid interest or to the purchase of the Notes; provided, that if under the Applicable Supervisory Regulations (as defined in the preliminary prospectus supplement) no such consent is required at the time in order for the Notes to qualify or continue to qualify, as applicable, as Tier 3 Capital (as defined in the preliminary prospectus supplement) of the Issuer or the Insurance Group (as defined in the preliminary prospectus supplement), this clause (ii) shall not apply. In the event (i) or (ii) above are not satisfied, the Conditions to Redemption will be deemed to be satisfied when the capital represented by the Notes to be redeemed or repaid is replaced with capital having equal or better treatment as the Notes under the Group Rules (as defined in the preliminary prospectus supplement).
If the applicable Conditions to Redemption are not satisfied on the Scheduled Maturity Date, then the Notes will not become due and payable on such date, interest will continue to accrue at the Coupon and be payable on the Interest Payment Dates and, following the Scheduled Maturity Date, the Notes will become due and payable on the earlier of (i) 10 business days after the applicable Conditions to Redemption become satisfied and would continue to be satisfied if the final redemption payment were made (so long as such requirements continue to be so satisfied on such 10th business day), and (ii) the date on which a Winding-Up (as defined in the preliminary prospectus supplement) occurs with respect to the Issuer (such date, the “Final Maturity Date”).
Repayment on the Scheduled Maturity Date will not be permitted if immediately before or after giving effect to the repayment of the Notes, the applicable Conditions to Redemption are not satisfied, unless the Issuer replaces the capital represented by the Notes to be repaid with capital having equal or better capital treatment as the Notes under the Group Rules.
If, at any time in the six months prior to the Scheduled Maturity Date, the Issuer does not (or would not after giving effect to the repayment of the Notes) satisfy the Conditions to Redemption, the Issuer will become subject to a “Replacement Capital Obligation.”
Under the Replacement Capital Obligation, the Issuer would be required to promptly begin using Commercially Reasonable Efforts (as defined in the preliminary prospectus supplement), subject to the occurrence of a Market Disruption Event (as defined in the preliminary prospectus supplement), to raise a sufficient amount of proceeds to repay the Notes from issuance of new capital instruments (other than common equity or common equity-linked instruments) having equal or better capital treatment as the Notes under the Group Rules (in each case, subject to the terms and conditions described in the preliminary prospectus supplement). If the Replacement Capital Obligation is satisfied, or the Conditions to Redemption are otherwise satisfied through other means prior to the Scheduled Maturity Date, then the Scheduled Maturity Date will be the Final Maturity Date. Failure to use Commercially Reasonable Efforts to satisfy a Replacement Capital Obligation will not constitute a default or an event of default under the indenture or give rise to a right of acceleration of payment of the Notes or any similar remedy under the terms of the indenture or the Notes, but may constitute a breach of covenant under the indenture for which the sole remedy would be a suit to enforce specific performance of such covenant (subject to the provisions of the indenture described in the preliminary prospectus supplement).
Repayment of the Notes on the Scheduled Maturity Date is obligatory if the Conditions to Redemption are satisfied; further, the Replacement Capital Obligation will not apply if the Issuer remains in compliance with the Conditions to Redemption during the period beginning six months prior to the Scheduled Maturity Date.
See “Description of Notes—Principal, Interest and Maturity” in the preliminary prospectus supplement for more information.

CUSIP / ISIN:	03939A AA5 / US03939AAA51
Joint Book-Running Managers:	Wells Fargo Securities, LLC BofA Securities, Inc. Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC Lloyds Securities Inc.
Co-Managers	Barclays Capital Inc. BMO Capital Markets Corp. BNY Mellon Capital Markets, LLC HSBC Securities (USA) Inc. RBC Capital Markets, LLC Deutsche Bank Securities Inc.

Other changes to the preliminary prospectus supplement:

The Issuer is only offering these Notes due 2050 and not any 2030 Notes (as defined in the preliminary prospectus supplement) and all references to the 2030 Notes will be removed.

* An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The anticipated ratings of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

**It is expected that delivery of the Notes will be made against payment therefor on or about June 30, 2020, which is the fifth business day following the date hereof (such settlement cycle being referred to as ‘‘T+5’’). Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to their date of delivery may be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Notes who wish to trade such Notes earlier than the second business day preceding settlement should consult their own advisors.

The Issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or by email at wfscustomerservice@wellsfargo.com; BofA Securities, Inc. toll-free at 1-800-294-1322 or by email at dg.prospectus_requests@bofa.com; Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037 or by email at usa.prospectus@credit-suisse.com; J.P. Morgan Securities LLC at 1-212-834-4533; or Lloyds Securities Inc. at 1-212-930-8956 or by email at NALSIBondSyndicate@lbusa.com.

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